Ecopetrol S.A. reports on the decision of the Santa Marta Tribunal.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announces that the Santa Marta Tribunal (the “Tribunal”) issued a favorable decision regarding an appeal against the claim (acción de tutela) filed by the Indigenous Council of Taganga.

The Tribunal’s decision partially overturned the ruling of the Fourth Labor Court of the Santa Marta Circuit which had ordered the suspension of exploration and production works in the “Tayrona exploratory drilling area at the Uchuva 2 well.”

Additionally, the Tribunal ordered the Ministry of the Interior – Directorate of the National Authority for Prior Consultation (DANCP) to assess the necessity of a prior consultation process with the indigenous community (which had been previously ordered by Fourth Labor Court of the Santa Marta Circuit), within one month from the date of notification of the Tribunal’s decision.

This new ruling allows Ecopetrol and Petrobras International Braspetro B.V. – Colombia Branch to continue drilling operations and carry out their operational activities in the Tayrona exploratory drilling area, which are vital for the country’s energy security.

Ecopetrol reiterates its commitment to the country and will continue to work safely, respecting life, people, and the environment, recognizing the importance of dialogue with communities and respecting the decisions of the country’s authorities.

Bogota D.C., October 30, 2024

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

For more information, please contact:

Head of Capital Markets (a)

Lina María Contreras Mora

Email: investors@ecopetrol.com.co

Head of Corporate Communications

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co